Exhibit 99.41

PRESS RELEASE

Trading Symbol: SVM.TO	November 7, 2007

Silvercorp Comments on the New Policy of Foreign Investment in China

VANCOUVER, British Columbia – November 7, 2007 – Silvercorp Metals Inc. (the “Company”) issued a statement to clarify a news story by XFN-Asia dated November 7, 2007 relating to China’s foreign investment policy. On October 31, 2007 the Ministry of Commerce and the National Development and Reform Commission of China issued a new “Foreign Investments Industry Sector Guidance Catalogue” which will become effective on December 1, 2007.

In comparison to the previous “Foreign Investments Industry Sector Guidance Catalogue” issued in 2004, no change in this new catalogue will affect any of Silvercorp’s current and future business activities in China which focuses on the exploration, development and mining of lead, zinc, copper, nickel, silver and gold.

Changes in the new catalogue which may impact other sectors of the mining industry for foreign investment in China include the reclassification of tungsten, molybdenum, tin, antimony and fluorite into a “forbidden category” for foreign investors from a “restricted category” and a requirement for a Chinese majority shareholding in exploration and mining of specialty coal such as coking coal. Silvercorp does not mine any of these minerals and is not impacted by such reclassification.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People’s Republic of China (“China”). Currently, the Company’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively. The Company's common shares trade on the TSX Exchange under the symbol “SVM” while share purchase warrants trade under the symbol "SVM.WT". The Company’s shares are included in the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.